Filed Pursuant to Rule 433

Registration File No. 333-297906

Free Writing Prospectus

Warrant Distribution FAQ - Supplement #2

On October 6, 2026, Skydance Corporation (f/k/a Paramount Skydance Corporation) (the “Company”) consummated its previously announced acquisition of WBD (as defined below). On September 25, 2026, the Company published an initial set of questions and answers (the “Initial FAQs”). On October 2, 2026, the Company published Supplement #1 to the Initial FAQs (“Supplement #1”). To the extent information in these supplemental questions and answers (“Supplement #2”), is different from the Initial FAQs or Supplement #1, this Supplement #2 supersedes the Initial FAQs and Supplement #1. Capitalized terms used but not otherwise defined in this Supplement #2 have the respective meanings ascribed to them in the Initial FAQs and Supplement #1, as applicable.

Overview

On October 6, 2026, the Company consummated its previously announced acquisition of Warner Bros. Discovery, Inc. (“WBD”). Additionally, in connection with the listing of the Class B common stock, par value $0.001 per share (the “Class B Common Stock”) on the New York Stock Exchange (the “NYSE”) on October 6, 2026, the Company changed the ticker symbol for its Class B Common Stock from “PSKY” to “SKYD.” The Company also amended its certificate of incorporation to change the Company’s name to Skydance Corporation, effective on October 6, 2026. The warrants are authorized for trading on NYSE beginning on October 13, 2026. The warrants will trade on NYSE separately from the Company’s Class B Common Stock.

This Supplement #2 is intended to update certain information in the Initial FAQs and Supplement #1 and to provide certain other information related to the previously announced distribution of one warrant to purchase one share of the Company’s Class B Common Stock with respect to each share of Class B Common Stock held by a stockholder as of the Record Date, excluding shares held by each of Lawrence J. Ellison, David F. Ellison, Gerald J. Cardinale, The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, and RedBird Capital Partners Fund IV (Master), L.P. or any of their respective affiliates, successors or transferees (the “Restricted Holders”), including any of the Company’s wholly owned subsidiaries that own Class B Common Stock, the Paramount Global 401(k) Plan and the Paramount Global Master Trust (together with the Restricted Holders, the “Excluded Holders”).

Key dates

•	Record Date: The close of business, New York City time, on October 5, 2026

•	Issue Date: October 13, 2026

•	When Issued Trading in Warrants: October 13, 2026

•	Ex-Dividend Date for Class B Common Stock: October 14, 2026

•	Regular Way Trading in Warrants Commences: October 14, 2026

•	Allocation of Warrants by DTC to DTC Participants: October 14, 2026

•	Earliest Settlement Date for Warrant Trades: October 15, 2026 (both for trades on October 13, 2026, “when issued” trading and for regular way trades on October 14, 2026)

What are the Ticker Symbol and CUSIP/ISIN for the warrants?

The warrants will trade on the NYSE under the ticker symbol “SKYD WS” with the CUSIP 69932A113 and ISIN US69932A1135. Solely during the trading day on October 13, 2026, the warrants will trade on a “when issued” basis on the NYSE under the ticker symbol “SKYD WSWI”. The CUSIP and ISIN for the securities will be the same for purposes of “when issued” trading as they will be once regular trading commences on October 14, 2026.

When will the warrants be distributed?

The Issue Date for the warrants will be October 13, 2026, which is the date that the warrants will be credited to record holders that hold shares of Class B Common Stock (other than the Excluded Holders) through direct registration accounts with Equiniti Trust Company, LLC (“Equiniti”), the transfer agent for the Class B Common Stock. Equiniti is also acting as warrant agent for the warrants. As a record holder, warrants will also be issued to Cede & Co. as nominee for The Depository Trust Company (“DTC”) on the Issue Date.

When will DTC credit the warrants to my broker’s account in DTC?

DTC has informed us that it will not allocate the warrants to brokers that are DTC participants until October 14, 2026, which is also the Ex-Dividend Date for the Class B common Stock. As a result, even though the warrants will have been issued on October 13, 2026, including to DTC’s nominee, Cede & Co., if you hold shares of Class B Common Stock through a broker or custodian at DTC, the warrants will not be credited to your brokerage account until October 14, 2026, at the earliest, and, in each case, in accordance with the procedures of DTC and the individual broker where such account is held.

Can I trade warrants before the warrants are credited to my broker’s account at DTC?

The NYSE has informed us it intends to open trading in the warrants on a “when issued” basis during market hours on October 13, 2026. There is no established trading market for the warrants, and no assurance can be given that an active trading market will develop or be sustained. Placing trades on a “when issued” basis will also be subject to the individual broker’s policies and procedures. In all cases, you should contact your broker directly for any information regarding timing and access to warrants, including the mechanics for warrant sales, trades and settlement.

Will there be “when issued” trading in the warrants?

Yes. See response above. The NYSE has informed us there will be “when issued” trading for the warrants during market hours on or October 13, 2026.

When will regular way trading commence for the warrants?

The NYSE has informed us that the warrants will cease trading on a “when issued” basis after market on October 13, 2026 and will commence trading on a “regular way” basis at market open on October 14, 2026.

What is the earliest date that warrant trades on NYSE will settle?

The NYSE has informed us that trades that are executed on October 13, 2026 (i.e. when the warrants trade on a “when issued” basis) will settle on October 15, 2026, at the earliest. The NYSE has also informed us that trades that are executed on October 14, 2026 (i.e. the first day on which the warrants trade on a “regular way” basis) will also settle on October 15, 2026, at the earliest, in each case subject to the procedures of DTC and the individual broker where such account is held. Please confirm specific timing with your broker.

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The issuance of the warrants and the issuance of the shares of Class B Common Stock upon exercise of the warrants has been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-3 and a related prospectus as supplemented by a related prospectus supplement. A Form 8-A registration statement and the prospectus supplement describing the terms of the warrants was also filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Holders should read the prospectus supplement carefully, including the Risk Factors section included and incorporated by reference therein.

This FAQ shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This FAQ contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this FAQ that do not relate to matters of historical fact should be considered forward-looking, including statements regarding the Company’s expectations regarding the warrant distribution; the Record Date, Issue Date and Ex-Dividend Date for the warrants; expected settlement procedures for the warrants; the procedures of DTC and individual brokers; actions that NYSE may take; the establishment of a “when issued” trading market for the warrants; the acceptance for trading of the warrants on the NYSE; and the existence of a market for the warrants. These forward-looking statements generally are identified by the words “anticipate”, “believe”, “contemplate”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “intend”, “may”, “might”, “opportunity”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “strategy”, “strive”, “target”, “vision”, “will”, or “would”, any negative of these words or other similar terms or expressions. The absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that can cause actual results to differ materially from those in such forward-looking statements. These risks include damage to the Company’s reputation or brands; volatility in the price of the Class B Common Stock and the warrants; the effect the Company’s dual-class capital structure and the concentrated ownership may have on the price of its Class B Common Stock and warrants; risks associated with the Company’s status as a “controlled company” under the NYSE rules, including its exemption from certain corporate governance requirements; and risks associated with the lack of voting rights of the Class B Common Stock. You should carefully consider the foregoing factors and the other risks and uncertainties described under the caption “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the SEC on February 25, 2026, as amended by the Company’s Annual Report on Form 10-K/A, filed with the SEC on April 24, 2026, as superseded by, and solely to the extent set forth in, Paramount’s Current Report on Form 8-K, filed with the SEC on May 13, 2026, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 13, 2026, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 4, 2026, including, in each case, in the sections captioned “Cautionary Note Concerning Forward-Looking Statements” and “Item 1A. Risk Factors,” and the Company’s subsequent filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.